NORTHROP GRUMMAN CORPORATION
EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
$ in millions	2010 (1)	2009 (1)	2008 (1)	2007 (1)	2006 (1)

Earnings:

Earnings (loss) from continuing operations before income taxes	$2,595	$2,266	$(520)	$2,606	$2,226

Fixed Charges:

Interest expense, including amortization of debt premium	281	281	295	336	346
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	164	183	190	189	174

Earnings (loss) from continuing operations before income taxes, less fixed charges	3,040	2,730	(35)	3,131	2,746

Fixed Charges:	445	464	485	525	520

Ratio of earnings to fixed charges (2)	6.8	5.9	—	6.0	5.3

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $520 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at Aerospace Systems and Shipbuilding.